EXHIBIT 11.1

                             CARRIAGE SERVICES, INC.
                        COMPUTATION OF PER SHARE EARNINGS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

    Loss per share is calculated based on the weighted average number of common and common equivalent shares outstanding during the period using guidance provided by the SEC for companies contemplating an initial public offering. Loss per share has been presented as if the reverse stock split had occurred at the beginning of the earliest period presented. Loss per common and common equivalent share for the three and six month periods ending June 30, 1996 and 1995 was as follows:

                                                                             For the three months             For the six months
                                                                                ended June 30,                  ended June 30,
                                                                            -----------------------         -----------------------
                                                                              1996            1995            1996            1995
                                                                            -------         -------         -------         -------
                                                                          (unaudited)     (unaudited)                    (unaudited)
Net (loss) .........................................................        $  (468)        $  (367)        $  (661)        $  (698)
Preferred stock dividend requirements ..............................             91            --               101            --
                                                                            -------         -------         -------         -------
Net (loss) attributable to Common stockholders .....................        $  (559)        $  (367)        $  (762)        $  (698)
                                                                            =======         =======         =======         =======

Common shares outstanding(a) .......................................          2,520           2,520           2,520           2,520
Common equivalent shares:
          Stock options, treasury stock method(b) ..................             23              23              23              23
          Assumed conversion of preferred stock(c) .................          1,973           1,000           1,969           1,000
                                                                            -------         -------         -------         -------
Total weighted average common and common
     equivalent shares outstanding .................................          4,516           3,543           4,512           3,543
                                                                            =======         =======         =======         =======

(Loss) per common and common equivalent share ......................        $  (.12)        $  (.10)        $  (.17)        $  (.20)
                                                                            =======         =======         =======         =======

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    (a) Effective January 1, 1994, the shareholders of three affiliated companies which had common ownership and management exchanged their stock in those companies for Common Stock of the Company. In this transaction, the assets and liabilities were recorded at historical cost in a manner similar to a pooling-of-interests. Accordingly, loss per share has been presented as if the Common Stock has been outstanding for all periods presented at the conversion rate utilized at January 1, 1994.

    (b) In accordance with SEC's Staff Accounting Bulletin No., 83, the loss per share has been presented assuming that all stock options granted by the Company within one year of the Company's initial public offering have been outstanding for all periods presented. The effect of such stock options has been calculated using the "treasury stock" method (using an initial public offering price of $13.50 per share) and has been included in the calculation of common equivalent shares outstanding despite the fact that the effect of the assumed exercise of such options is anti-dilutive.

        (c) Pursuant to the terms of their respective agreements, the Company's Series A, B and C Preferred Stocks automatically converted to Common Stock upon the Company's initial public offering. Therefore, in accordance with SEC's position relative to securities with these conversion characteristics, the effect of such conversions has been reflected from the respective dates of issuance of the preferred stocks in common equivalent shares outstanding, despite the fact that the effect of the assumed conversion is anti-dilutive.